Exhibit 99.1

Satellogic Adds General Joseph F. Dunford Jr., Former Chairman of the Joint Chiefs of Staff, to its Board of Directors, Completes $150 Million Investment by Liberty Strategic Capital and

Announces Share Repurchase Program

•	General Joseph F. Dunford, Jr. joins Board of Directors that includes Secretary Steven T. Mnuchin and Howard W. Lutnick

•	Completes $150 million investment from Secretary Mnuchin’s Liberty Strategic Capital

•	Share repurchase program approved by Board of Directors to capitalize on undervalued stock price

NEW YORK, NY—February 14, 2022 – Satellogic Inc. (NASDAQ: SATL), a leader in sub-meter resolution satellite imagery collection, today announced the appointment of Liberty Strategic Capital’s Senior Managing Director and former Chairman of the Joint Chiefs of Staff General Joseph F. Dunford, Jr. to its Board of Directors. General Dunford is enormously respected in the business community and brings decades of defense and intelligence experience to the Company.

“We are honored to welcome General Dunford to Satellogic’s Board of Directors. Drawing on his distinguished career as a national security leader, General Dunford will offer invaluable perspective and insight as Satellogic works to unlock high-resolution Earth imagery and analytics for governments and businesses worldwide,” said Non-Executive Chairman of the Board and former U.S. Treasury Secretary Steven T. Mnuchin. “We are excited for General Dunford to bring his invaluable leadership and global experience to Satellogic. The addition of General Dunford further underscores the importance of Satellogic’s sub-meter resolution satellite data for real-world uses across commercial, government and environmental applications.”

General Dunford is a retired U.S. Marine Corps General, who served as the 19th Chairman of the Joint Chiefs of Staff and the 36th Commandant of the Marine Corps. He currently also serves on the Board of Directors of Lockheed Martin Corporation.

Following today’s announcement, General Dunford commented, “Sub-meter satellite data and analytics can help drive better, more well-informed decision-making across a wide variety of applications. I look forward to partnering with the Board and management team to help guide Satellogic on its journey to change the way governments, industries, and communities see the Earth.”

Completes Liberty Strategic Capital Investment

Liberty Strategic Capital, a private equity firm founded and led by Secretary Mnuchin, completed its previously announced $150 million investment in Satellogic. The capital will further position Satellogic to remap the entire surface of the Earth in sub-meter resolution, creating unprecedented data analytics and commercial applications within its $140 billion Total Addressable Market (“TAM”).

Share Repurchase Program

Satellogic also announced today that its Board of Directors approved an initial $5 million share repurchase program. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the timing of repurchases depending on market conditions. Open market repurchases will be structured to occur within the pricing and volume requirements of Rule 10b-18.

Emiliano Kargieman, Chief Executive Officer of Satellogic, said, “This repurchase program demonstrates our belief that the current market value of our stock does not reflect the value of our company. Also, it reflects our Board’s confidence in Satellogic’s opportunities, long-term strategic plan and financial position.”

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated Earth Observation platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform of high-resolution images and analytics to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of Earth Observation to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s strategies, Satellogic’s future opportunities, the commercial, government and environmental applications for Satellogic’s technology and product offerings and Satellogic’s share repurchase program. Satellogic’s strategies, Satellogic’s future opportunities, the commercial, government and environmental applications for Satellogic’s technology and product offerings and Satellogic’s new share repurchase program. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (ii) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities, (iii) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (iv) volatility in the price of Satellogic’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business, (v) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (vi) the risk that Satellogic may never achieve or sustain profitability, (vii) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (viii) the risk that Satellogic experiences difficulties in managing its growth and expanding operations, (ix) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (x) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xi) the risk that Satellogic is unable to secure or protect its intellectual property, (xii) the risk that the market may not accept Satellogic’s products and services, the size of the TAM, and that Satellogic’s sales cycle is often long and unpredictable, and (xiii) with respect to any repurchases of shares, the amount of shares repurchased, if any, and the timing of such repurchases will depend on, among other things, the trading price of Satellogic’s common shares, which may be positively or negatively impacted by the repurchase program, market and business conditions, the availability of shares, Satellogic’s financial performance or determinations following the date of this announcement in order to use Satellogic’s funds for other purposes. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s effective registration statement on Form F-4 and the proxy statement/prospectus included therein and other documents filed or to be filed by Satellogic from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

MZ Group

Chris Tyson/Larry Holub

(949) 491-8235

SATL@mzgroup.us

Media Relations:

Satellogic

pr@satellogic.com

FTI Consulting

Rachel Chesley

Satellogic@fticonsulting.com